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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Interland, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
595 100 10 8 (CUSIP Number)

Karen L. Vauk
Executive Director and Assistant Corporate Secretary
Micron Technology Foundation, Inc.
8000 South Federal Way
Boise, Idaho 83716-9632
Telephone: (208) 368-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    / /

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595 100 10 8 Page 2 of 5

SCHEDULE 13D

1	Name of Reporting Persons S.S. or I.R.S. Identification No. Of Above Persons
Micron Technology Foundation, Inc. IRS # 82-0516178

2	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

3	SEC Use Only

4	Source of Funds
00

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6	Citizenship or Place of Organization
Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY- EACH REPORTING PERSON WITH		7	Sole Voting Power
0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
/ /

13	Percent of Class Represented by Amount in Row (11)
0%

14	Type of Reporting Person
CO

CUSIP No. 595 100 10 8 Page 3 of 5

Schedule 13D

        This Statement on Schedule 13D relates to Shares of Common Stock, $0.01 par value per share, of Interland, Inc, formerly known as Micron Electronics, Inc. The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Micron Technology Foundation, Inc. (the "Foundation") on September 11, 2001 (the "Foundation Schedule 13D"), is hereby amended as set forth herein. This Statement on Schedule 13D constitutes amendment number 1 (this "Amendment No. 1") to the Foundation Schedule 13D. Capitalized terms not defined herein have the meanings set forth in the Foundation Schedule 13D.

        This Amendment No. 1 has been filed to report that the Foundation no longer holds any shares of INLD Common Stock has therefore ceased to be the owner of more than 5% of the class of securities.

Item 3.    Source and Amount of Funds or Other Consideration.

        The information contained in Item 3 of the Foundation Schedule 13D is hereby amended by adding two new final paragraphs as follows:

        "On February 8, 2002, the Foundation sold all of the Securities in private sale transactions pursuant to a Stock Purchase Agreement dated as of February 8, 2002, by and among the Foundation and the purchasers identified therein (the "SPA"). The sales were made pursuant to an exemption from the Securities Act of 1933, as amended (the "Act"). The Foundation received an aggregate of $73,278,578.75 for its 58,622,863 shares of INLD Common Stock (or $1.25 per share) from the purchasers. In connection with the sale, the Foundation, INLD, Micron Technology, Inc. and Micron Semiconductor Products, Inc. entered into a Termination Agreement (the "Termination Agreement") which had the effect of terminating the Shareholder Agreement immediately prior to the sale. The Foundation had previously sold all of the Earlier Donated Shares in transactions made under Rule 144 promulgated under the Act. As a result of these transactions, the Foundation has ceased to be the owner of more than 5% of INLD Common Stock.

        The SPA and the Termination Agreement are attached hereto as Exhibits 6 and 7, respectively, and each is incorporated herein by reference. The foregoing descriptions of the agreements are qualified in their entirety by reference to the agreements attached as exhibits hereto."

Item 4.    Purpose of Transaction.

        The information contained in Item 4 of the Foundation Schedule 13D is hereby amended and restated in its entirety as follows:

        "The Foundation liquidated all of the Earlier Donated Shares and the Securities in order to directly fund charitable activities and to build a diversified investment fund for future funding of charitable activities."

Item 5.    Interest in Securities of the Issuer.

        The information contained in Item 5 of the Foundation Schedule 13D is hereby amended and restated in its entirety as follows:

        "(a) Number of shares beneficially owned: As of the date of this Amendment No. 1, the Foundation has ceased to be the owner of more than 5% of INLD Common Stock.

        Percent of Class: 0%

        (b) Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 0.

CUSIP No. 595 100 10 8 Page 4 of 5

        (c) Other than as described herein, the Foundation has not engaged in any transactions involving INLD Common Stock during the sixty day period before the date of this Amendment No. 1 to Schedule 13D.

        (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

        (e) The Foundation ceased to be the beneficial owner of more than 5% of the class of securities on February 8, 2002."

Item 7.    Material to be Filed as Exhibits.

        The information contained in Item 7 of the Foundation Schedule 13D is hereby amended by adding the following two materials as additional exhibits:

"6.
Stock Purchase Agreement by and among the Foundation and the purchasers dated as of February 8, 2002.

7.
Termination Agreement by and among the Foundation, Interland, Inc., Micron Technology, Inc. and Micron Semiconductor Products, Inc."

CUSIP No. 595 100 10 8 Page 5 of 5

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Micron Technology Foundation, Inc.

Date: February 12, 2002
Signature:	/s/ KAREN L. VAUK
Name/Title: Karen L. Vauk/Executive Director and Assistant Corporate Secretary

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SCHEDULE 13D
Schedule 13D
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